FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of May 4, 2005


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F_X_  Form 40-F__

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                   Yes___        No_X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

                  Tenaris Announces 2005 First Quarter Results

     LUXEMBOURG--(BUSINESS WIRE)--May 2, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN)

     -- The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

     Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the quarter ended March 31, 2005 with comparison to its results for the quarter ended March 31, 2004.


Summary of 2005 First Quarter Results

                                          Q1 2005   Q1 2004  Increase
Net sales (US$ million)                   1,452.9     859.3       69%
Operating income (US$ million)              405.7     102.6      296%
Net income (US$ million)(1)                 280.0      47.6      488%
Shareholders' net income (US$ million)      264.2      48.4      446%
Net earnings per ADS (US$)                   2.24      0.41      446%
Net earnings per share (US$)                0.224     0.041      446%
EBITDA(2) (US$ million)                     457.7     156.4      193%
EBITDA margin (% of net sales)                 31%       18%



(1) As required by IAS 1 (revised) as from January 1, 2005 net income for the period shown in the income statement does not show minority interest. Net earnings per share continue to be calculated on the net income attributable to the equity holders of Tenaris.

(2) EBITDA equals operating income plus depreciation and amortization charges.


     These results build on the positive trend in our results, excluding non-recurring items, shown in all four quarters of 2004. As the leading suppliers of seamless pipe products to the global energy industry, we continue to benefit from increases in investment in oil and gas exploration and production. Net sales increased 14% sequentially, due to a 10% increase in average selling prices for our seamless pipes and much stronger demand for our welded pipes. Our consolidated EBITDA and operating margins rose significantly above the levels recorded in previous years as the sequential increase in seamless pipe selling prices was not accompanied by an equivalent increase in the average cost of goods sold. In addition, our welded pipe business had higher margins on increased demand from pipeline construction projects in the regional market of our two welded pipe mills. Free cash flow was also positive and net debt declined by US$179.4 million to US$648.7 million during the quarter.

     Market Background and Outlook

     Global demand for seamless pipes continues to increase led by higher drilling activity in the oil and gas industry. The international count of active drilling rigs, as published by Baker Hughes, averaged 876 during the first quarter of 2005, an increase of 10% compared to the same quarter of the previous year, with significant increases shown in the Middle East and Venezuela.
     As a result of strong market demand and limited capacity availability, particularly for the high-end pipes in which Tenaris increasingly specializes, our average selling price for seamless pipe products has been increasing and we expect that it will increase further during 2005 but at a slower rate than that shown in the previous two quarters.
     After the strong rise in most of our steelmaking raw material costs in the second half of 2003 and in 2004, international prices for scrap steel, DRI and pig iron have been mainly flat since the end of the year. On the other hand, the prices of some ferroalloys continued to increase in the first quarter of 2005 and a large percentage increase in international prices for iron oxide pellets and lump ores has been agreed between the principal iron ore miners and major steel producers which will affect our costs in the coming quarters. Energy costs are also increasing.
     Demand for our welded pipe products, which depends to a large extent on specific projects, particularly those for the construction of oil and gas pipelines in the regional market of our two welded pipe mills in South America, and can vary significantly from year to year, is rebounding. There are a number of gas pipeline projects under development in Brazil reflecting investment in the country's gas pipeline infrastructure, and in Argentina there are projects to increase capacity in and extend the existing gas pipeline infrastructure in order to meet growing gas consumption.
     Assuming no major change in current conditions, we expect our overall 2005 operating margin to remain close to the level registered in this first quarter, which would represent a significant improvement over the level recorded last year.


Analysis of 2005 First Quarter Results

(metric tons)

     Sales volume            Q1 2005     Q1 2004  Increase/(Decrease)
North America                220,000     157,000                  40%
Europe                       179,000     169,000                   6%
Middle East & Africa         101,000      82,000                  23%
Far East & Oceania           101,000     114,000                (11%)
South America                101,000      96,000                   5%
Total seamless pipes         703,000     618,000                  14%
Welded pipes                 109,000      69,000                  58%
Total steel pipes            812,000     687,000                  18%


     Sales volume of seamless pipes increased by 14% to 703,000 tons in the first quarter of 2005 from 618,000 tons in the same period of 2004. This includes 26,000 tons produced by Silcotub. Sales in North America increased in each of Canada, USA and Mexico with the increase strongest in Canada following an increase in drilling of exploration and deep wells. Sales in Middle East and Africa increased due to higher oil and gas drilling activity in the Middle East and a recovery of activity in Nigeria. Sales in Far East and Oceania declined due to lower sales in China.
     Sales volumes of welded pipes increased by 58% to 109,000 tons in the first quarter of 2005 from 69,000 tons in the same period of 2004. The increase in sales was due to a recovery in demand for welded pipes for gas pipeline projects in Brazil.


(US$ million)

          Net sales            Q1 2005   Q1 2004  Increase/(Decrease)
Seamless pipes                 1,105.3     674.3                  64%
Welded pipes and other
 metallic products               160.4      66.4                 142%
Energy                           144.0     103.9                  39%
Others                            43.3      14.8                 193%
Total                          1,452.9     859.3                  69%


     Net sales in the quarter ended March 31, 2005 increased 69% to US$1,452.9 million, compared to US$859.3 million in the corresponding quarter of 2004. Net sales of seamless pipes rose by 64%, due to higher average selling prices, which rose to US$1,572 per ton in the first quarter of 2005 compared to US$1,090 per ton in the same period of 2004, and higher sales volumes. Net sales of welded and other metallic products, which included US$17 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first quarter of 2005 and US$15 million of such sales in the first quarter of 2004, rose by 142% due to higher sales volume and higher selling prices, which rose to US$1,316 per ton compared to US$745 per ton. Net sales of energy rose by 39% due to higher sales of natural gas and a higher value of the Euro against the US dollar. Net sales of other goods and services increased 193% due to sales of pre-reduced hot briquetted iron from the plant that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.


(percentage of net sales)

Cost of sales                                  Q1 2005       Q1 2004
Seamless pipes                                      54%           68%
Welded and other metallic products                  63%           81%
Energy                                              95%           97%
Others                                              57%           65%
Total                                               60%           72%


     Cost of sales, expressed as a percentage of net sales, decreased to 60% in the first quarter of 2005, compared to 72% in the same period of 2004. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 54% in the first quarter of 2005 compared to 68% in the same period of 2004 as higher average selling prices and volume-related efficiencies offset increased raw material costs. Cost of sales for welded and other metallic products, expressed as a percentage of net sales, decreased to 63% in the first quarter of 2005 compared to 81% in the same quarter of 2004 as higher average selling prices and volume-related efficiencies offset increased raw material prices but is not expected to remain at this level.
     Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.7% in the quarter ended March 31, 2005 compared to 16.3% in the corresponding quarter of 2004.
     Net financial expenses rose to US$41.8 million in the first quarter of 2005, compared to net financial expenses of US$15.4 million in the same period of 2004. Net interest expenses increased to US$9.5 million compared to US$5.6 million, reflecting a higher net debt position. However, Tenaris recorded a loss of US$33.9 million on net foreign exchange translations and the fair value of derivative instruments in the first quarter of 2005, compared to a loss of US$15.3 million in the corresponding quarter of 2004. This loss on net foreign exchange translations and the fair value of derivative instruments reflects the application of IFRS and is partially compensated by an increase in our net equity position.
     Equity in earnings of associated companies generated a gain of US$30.2 million in the first quarter of 2005, compared to a loss of US$0.5 million in the first quarter of 2004. This gain arose mainly in respect of our equity investment in Sidor.

     Cash Flow and Liquidity

     Net cash provided by operating activities during the first quarter of 2005 was US$182.7 million. This included a cash inflow of US$66.6 million resulting from the receipt of payment from Fintecna following the arbitration award net of the final instalment on the liability payable to the consortium led by BHP Billiton Petroleum Ltd. which was prepaid during the quarter. Working capital increased by US$209.9 million, due to an increase in inventories of US$91.2 million and a net increase in trade receivables less customer advances and trade payables of US$109.9 million. The increase in inventories is mainly associated with the increase in business activity and includes HBI produced at the Venezuelan plant we began operating in October 2004 and higher welded pipe inventory.
     Total financial debt decreased by US$133.5 million to US$1,125.8 million at March 31, 2005 from US$1,259.3 million at December 31, 2004. Net financial debt decreased by US$179.4 million to US$648.7 million at March 31, 2005 from US$828.1 million.

     Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Income Statement

                                                 Three-month period
                                                    ended March 31,
(All amounts in USD thousands)                     2005       2004
                                                     (Unaudited)

Net sales                                        1,452,927   859,346
Cost of sales                                     (865,128) (620,457)
                                                 ---------- ---------
Gross profit                                       587,799   238,889
Selling, general and administrative expenses      (185,083) (139,818)
Other operating income (expenses) net                2,967     3,500
                                                 ---------- ---------
Operating income                                   405,683   102,571
Financial income (expenses), net                   (41,807)  (15,438)
                                                 ---------- ---------
Income before equity in earnings (losses) of
 associated companies and income tax               363,876    87,133
Equity in earnings (losses) of associated
 companies                                          30,163      (461)
                                                 ---------- ---------
Income before income tax                           394,039    86,672
Income tax                                        (114,069)  (39,069)
                                                 ---------- ---------
Income for the period (1)                          279,970    47,603
                                                 ---------- ---------

Attributable to (1):
Equity holders of the Company                      264,234    48,368
Minority interest                                   15,736      (765)
                                                 ---------- ---------
                                                   279,970    47,603
                                                 ---------- ---------


(1) Up to December 31, 2004 minority interest was shown in the income statement before net income. As required by IAS 1 (revised) as from January 1, 2005 the income for the period disclosed in the income statement does not show minority interest.


Consolidated Balance Sheet

                              March 31, 2005       December 31, 2004
(All amounts in USD             (Unaudited)
 thousands)

ASSETS
Non-current assets
  Property, plant and
   equipment, net          2,116,339             2,164,601
  Intangible assets, net     157,733                49,211
  Investments in
   associated companies      208,108                99,451
  Other investments           23,963                24,395
  Deferred tax assets        153,946               161,173
  Receivables                 32,310  2,692,399    151,365  2,650,196
                           ----------            ----------

Current assets
  Inventories              1,360,708             1,269,470
  Receivables and
   prepayments               167,690               279,450
  Current tax assets          96,604                94,996
  Trade receivables        1,131,168               936,931
  Other investments                -               119,666
  Cash and cash
   equivalents               477,106  3,233,276    311,579  3,012,092
                           ---------- ---------- ---------- ----------

Total assets                          5,925,675             5,662,288

Equity
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital            1,180,537             1,180,537
  Legal Reserves             118,054               118,054
  Share Premium              609,733               609,733
  Other Distributable
   Reserve                        82                    82
  Currency translation
   adjustments               (71,126)              (30,020)
  Retained earnings          992,547  2,829,827    617,538  2,495,924
                           ----------            ----------

Minority interest                       178,383               165,271
                                      ----------            ----------

Total equity                          3,008,210             2,661,195
                                      ----------            ----------


LIABILITIES
Non-current liabilities
  Borrowings                   546,896             420,751
  Deferred tax liabilities     346,105             371,975
  Other liabilities            166,882             172,442
  Provisions                    33,219              31,776
  Trade payables                 4,070  1,097,172    4,303  1,001,247
                               --------            --------

Current liabilities
  Borrowings                   578,915             838,591
  Current tax liabilities      276,547             222,735
  Other liabilities            124,056             176,393
  Provisions                    36,908              42,636
  Customers advances           189,975             127,399
  Trade payables               613,892  1,820,293  592,092  1,999,846
                               -------- ---------- -------- ----------

Total liabilities                       2,917,465           3,001,093

Total equity and liabilities            5,925,675           5,662,288


Consolidated Cash Flow Statement

                                                  Three-month period
                                                    ended March 31,
                                                      (Unaudited)
(All amounts in USD thousands)                      2005      2004

Cash flows from operating activities
Income for the period                              279,970    47,603
Adjustments for:
   Depreciation and amortization                    51,977    53,824
   Income tax accruals less payments                37,478   (10,320)
   Equity in (earnings) losses of associated
    companies                                      (30,163)      461
   Interest accruals less payments, net              2,344     1,551
Changes in provisions                               (4,285)   (1,068)
Proceeding from Fintecna arbitration award net of
 BHP settlement                                     66,594   (55,090)
Change in working capital                         (209,878) (119,891)
Currency translation adjustment and others         (11,344)   (6,579)
                                                  --------- ---------
Net cash provided by (used in) operating
 activities                                        182,693   (89,509)
                                                  --------- ---------
Cash flows from investing activities
Capital expenditures                               (47,316)  (39,912)
Capital increase and acquisitions of subsidiaries
 and associated companies                              (38)      191
Cost of disposition of property, plant and
 equipment and intangible assets                     1,442     6,519
Dividends and distributions received from
 associated companies                               19,520         -
Changes in restricted bank deposits                (27,680)        -
Reimbursement from trust fund                      119,666         -
                                                  --------- ---------
Net cash provided by (used in) investing
 activities                                        65, 594   (33,202)

Cash flows from financing activities
Proceeds from borrowings                            398,269  132,066
Repayments of borrowings                           (516,422) (41,667)
                                                   --------- --------
Net cash (used in) provided by  financing
 activities                                        (118,153)  90,399
                                                   --------- --------
Increase/(decrease) in cash and cash equivalents 130,134 (32,312) Movement in cash and cash equivalents
At the beginning of the year,                       293,824  238,030
Effect of exchange rate changes                        (298)    (378)
Increase/(Decrease) in cash and cash equivalents    130,134  (32,312)
At March 31,                                        423,660  205,340


                                                     At March 31,
Cash and cash equivalents                           2005        2004
Cash and bank deposits                           477,106     220,968
Bank overdrafts                                  (12,266)    (15,628)
Restricted bank deposits                         (41,180)          -
                                                 423,660     205,340


     CONTACT: Tenaris
              Nigel Worsnop, 888-300-5432
              www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing its results for the first quarter of 2005.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 4, 2005


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary